UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. –Minutes of 224th of the Board of Directors’ Meeting” dated on January 10th, 2013.

MINUTES OF 224th BOARD OF DIRECTORS’ MEETING

OF TELEFÔNICA BRASIL S.A.

1. DATE, TIME and LOCATION: January 10th, 2013, at 16:00 p.m., exceptionally held in Av. Roque Petroni Junior, 1464 – 6th floor, Morumbi, São Paulo – SP.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board and Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE AND INSTALLATION: The meeting was instated with the attendance of the Directors that sign this minute, pursuant provisions of Clause 19, § 4 of the Bylaws, representing a quorum required for installation and deliberation.

4. AGENDA AND RESOLUTIONS:

4.1. Distribution of Dividends: The Board of Directors, in accordance with article 17, clause XXVI of the Bylaws, unanimously approved ad referendum of the General Shareholders’ Meeting of the Company, to decide on the matter, the Board's proposal concerning the distribution of interim dividends to shareholders in the following conditions: (i) amount of R$1,650,000,000.00 (one billion, six hundred and fifty million reais), equivalent to the value of R$ 1.377913596807 per common share and R$ 1.515704956488 per preferred share, based on earnings in the period of January to September 2012, as reported in the balance sheet of September 30, 2012, which will be charged to the mandatory minimum dividend for the fiscal year of 2012; (ii) the payment of the referred interim dividends will be carried out starting as of February 18, 2013; (iii) the interim dividends shall be credited on individual basis for each shareholder, in accordance to the shareholder registry book position by the end of the day, on January 21, 2013. After this date, the shares will be considered as “ex-dividends”.

5. CLOSING: Since there was no other business to be transacted, the meeting was closed, and these minutes were drawn-up, which minutes were read and approved and signed by the Directors who attended the meeting. São Paulo, January 10th, 2013.

(signatures) Antonio Carlos Valente da Silva - Chairman of the Board of Directors, Santiago Fernández Valbuena – Vice-Chairman of the Board of Directors; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Fernando Abril Martorell Hernández; Fernando Xavier Ferreira; Francisco Javier de Paz Mancho; José Manuel Fernandez Norniella; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra; Paulo Cesar Pereira Teixeira e Roberto Oliveira de Lima. The Secretary of the Board of Directors, Breno Rodrigo Pacheco de Oliveira, also signs the present minutes.

Minute of 224th Board of Directors’ Meeting held on January 10th, 2013 (1/2)

MINUTES OF 224th BOARD OF DIRECTORS’ MEETING

OF TELEFÔNICA BRASIL S.A.

I hereby certify that the resolution contained herein recorded in the minutes of the 224th Board of Directors’ Meeting of Telefônica Brasil S.A., held on January 10th 2013, which was drawn up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

Minute of 224th Board of Directors’ Meeting held on January 10th, 2013 (2/2)

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	January 11th, 2013	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director